Exhibit 99.1

Company announcement — No. 13 / 2019

Zealand Pharma grants new warrants under employee warrant program

Copenhagen, April 10, 2019 — Zealand Pharma A/S (“Zealand”) (NASDAQ: ZEAL) (CVR-no. 20 04 50 78) announces the granting of warrants to employees. The warrants are granted under the warrant program covered by the authority pursuant to Section 8.4 of Zealand’s Articles of Association, adopted at Zealand’s General Meeting on April 21, 2015.

The warrant program is an incentive scheme reflecting Zealand’s objective to attract and retain first-rate employees and help ensure shared short- and long-term interests for the management, employees and shareholders of the Company.

A total of 397,750 warrants have been granted, giving the rights to subscribe for up to 397,750 new Zealand shares with a nominal value of DKK 1 each, corresponding to 1.3% of the Company’s total outstanding share capital. The exercise price is DKK 127.00, calculated as the closing price of Zealand’s shares on Nasdaq Copenhagen on Tuesday, April 9, 2019.

The exercise of the warrants may take place, in whole or in part, in defined time windows from April 10, 2022 up to and including April 10, 2024.

The total new warrants granted have a combined market value of DKK 18,304,455 calculated on the basis of the Black—Scholes model, including a five-year historic volatility of 42.8%, a five-year risk-free interest rate of -0.34% and a share price of DKK 127.00.

For further information, please contact:

Adam Steensberg, Interim Chief Executive Officer,

Executive Vice President and Chief Medical & Development Officer

Tel.: +45 50 60 36 01, e-mail: ast@zealandpharma.com

Lani Pollworth Morvan, Investor Relations and Communications

Tel.: +45 50 60 37 78, e-mail: lpm@zealandpharma.com

About Zealand Pharma A/S

Zealand Pharma A/S (Nasdaq Copenhagen and New York: ZEAL) (“Zealand”) is a biotechnology company focused on the discovery and development of innovative peptide-based medicines. More than 10 drug candidates invented by Zealand have advanced into clinical development, of which two have reached the market. Zealand’s current pipeline of internal product candidates focus on specialty gastrointestinal and metabolic diseases. Zealand’s portfolio also includes two clinical license collaborations with Boehringer Ingelheim and pre-clinical license collaboration with Alexion Pharmaceuticals.

Zealand is based in Copenhagen (Glostrup), Denmark. For further information about the Company’s business and activities, please visit www.zealandpharma.com or follow Zealand on LinkedIn or Twitter @ZealandPharma.